UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

PRIVATE MEDIA GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74266R104

(CUSIP Number)

Abacus (Nominees) Limited
Elenion Building, 2nd Floor,
5 Themistocles Dervis Street,
CY-1066, Nicosia, Cyprus
+ 35722555800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266R104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tisbury Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,781,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,781,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74266R104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Abacus (Nominees) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,781,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,781,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74266R104	13D	Page 4 of 7 Pages

1.	Item 1. Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Private Media Group, Inc. a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 537  Stevenson Street, San Francisco, California 94103.

2.	Item 2. Identity and Background.

(a)-(c) and (f) – The names and places of organization of persons filing this Report (collectively, the “Reporting Persons”) are: (1) Tisbury Services Inc., a British Virgin Islands company limited by shares (“Tisbury”); and (2) Abacus (Nominees) Limited, a Cyprus company (“Abacus”).

This Report relates to shares of Common Stock directly owned by Tisbury.  Tisbury is wholly owned by Golden Lake Trust, a discretionary and revocable trust organized under the laws of Cyprus (“Golden Lake”).  Abacus is the sole trustee of Golden Lake and, as such, directs the voting and investment of Golden Lake’s portfolio securities.  These investment and voting decisions are made by the sixteen-member board of directors of Abacus.

The business address of each of the Reporting Persons is c/o Abacus (Nominees) Limited, Elenion Building, 2nd Floor, 5 Themistocles Dervis Street, CY-1066, Nicosia, Cyprus.

Tisbury and Golden Lake are private investment and financing vehicles.  Abacus is in the business of providing a wide range of business services, including trustee services, to international clients.

(d)-(e)  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

3.	Item 3. Source and Amount of Funds or Other Consideration.

Tisbury acquired its shares of Common Stock with its working capital.  The total amount of funds used to purchase such shares was $8,701,982.00.

4.	Item 4. Purpose of Transaction.

The shares of Common Stock owned by Tisbury were originally acquired for investment purposes.  Tisbury purchased the Issuer’s shares based on its belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons have, however, since concluded that the Issuer’s Common Stock remains undervalued because of mismanagement of the Issuer and improper actions by certain members of the Issuer’s Board of Directors.  As a result, the Reporting Persons have recently been in communication with certain other holders of the Issuer’s Common Stock regarding the filing of a complaint in the State of Nevada under Nevada Revised Statutes NRS 78.650 (i) to have a receiver appointed and (ii) for a temporary restraining order and injunction enjoining the Issuer from taking certain actions (the “Nevada Action”).

Depending upon market conditions, other available investment opportunities, the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, and developments regarding the matters discussed below, the Reporting Persons may seek to increase Tisbury’s ownership of shares of Common Stock.  The Reporting Persons also may determine to dispose of all or a portion of its shares of Common Stock.  Any such transactions in the Common Stock may be made on the open market or in privately negotiated transactions, or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 74266R104	13D	Page 5 of 7 Pages

Apart from its participation in the Nevada Action, Tisbury intends to consider or propose plans to change the present directors or management of the Issuer and other actions in the nature of those listed in Items 4(a) - (j) of Schedule 13D.

Except as described above, no agreements or understandings have been reached between the Reporting Persons and the other plaintiffs in the Nevada Action or other persons in connection with any plans or proposals with respect to the management or management of the Issuer.  The Reporting Persons disclaim membership in a group pursuant to Section 13(d) of the Exchange Act with the other plaintiffs in the Nevada Action or other persons.

In connection with the activities described above, the Reporting Persons may exercise their shareholder rights to communicate with, and express their views regarding the management and business of the Issuer and the possible actions described above to other persons, including, without limitation, the other plaintiffs in the Nevada Action and other shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           Tisbury owns 2,781,029 shares of Common Stock, representing 13.4% of the outstanding Common Stock, based on the 20,705,823 shares of Common Stock outstanding on March 31, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(b)           Abacus, in its capacity as Trustee of Golden Lake, has the sole voting and dispositive power over Tisbury’s shares of Common Stock.

(c)           Except for the following purchases by Tisbury of shares of Common Stock made on the NASDAQ Global Market, the Reporting Persons have not acquired or disposed of any shares of the Common Stock during the past 60 days:

Purchase Date	Number of Shares	Price Per Share
July 29, 2010	4	$2.00
July 26, 2010	221	2.00
July 23, 2010	1,666	2.00
July 22, 2010	8,398	2.00
July 20, 2010	11,288	2.00
July 20, 2010	45,000	2.01
July 20, 2010	100,000	2.03
July 20, 2010	200,000	2.02
July 20, 2010	1,801	2.02
July 13, 2010	1,100	2.00
July 12, 2010	1,400	1.49
July 9, 2010	25,168	1.45
July 9, 2010	1,700	1.45

CUSIP No. 74266R104	13D	Page 6 of 7 Pages

Purchase Date	Number of Shares	Price Per Share
July 8, 2010	700	1.45
July 7, 2010	46,166	1.44
July 7, 2010	1,432	1.45
June 30, 2010	4,842	1.75
June 29, 2010	3,695	1.74
June 25, 2010	2,200	1.75
June 25, 2010	8,792	1.74
June 25, 2010	1,657	1.75
June 24, 2010	12,187	1.74
June 18, 2010	10,000	2.00
June 18, 2010	255	1.90
June 16, 2010	7,757	1.79
June 16, 2010	251	1.79
June 11, 2010	3,371	1.85

Items (d)-(e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosures in Item 4, above, are incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

The following document is included as an exhibit to this Report:

99.1	Joint Filing Agreement among the Reporting Persons.

CUSIP No. 74266R104	13D	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2010

TISBURY SERVICES INC.

By:	/s/ Sophia Ioannou
Sophia Ioannou, Director Abacus (Nominees) Limited, Trustee Golden Lake Trust

ABACUS (NOMINEES) LIMITED

By:	/s/ Sophia Ioannou
Sophia Ioannou, Director